SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol to Propose By-Laws Reform at General Shareholder Meeting

At its next General Shareholder Meeting scheduled for March 24, 2011, Ecopetrol will submit a proposal to reform the Company’s By-Laws for shareholder consideration.

The proposal addresses the following four changes:

1.
Clarification of power of the Board of Directors to delegate to the President of Ecopetrol the ability to approve of all documents related to the emission and placement of shares and bonds (Number 12 of Article 26)

2.	Update of the regulation of the Board of Director committees so that it is consistent with the latest version of regulations for these governing entities (Article 27).

3.	Incorporation of regulations governing personnel rotation of the statutory audit firm for compliance with existing standards in Colombia and the United States (Article 33).

4.	Elimination of a temporary provision that was only in effect until the 2008 Meeting (Article 52).

Each point can be examined in greater detail at the website www.ecopetrol.com.co, including the current text and proposed reform.

 Bogota, February 24, 2011

Ecopetrol is Colombia’s largest oil & gas company, where it accounts for 60% of national production. It is one of the top 60 oil companies in the world and the fourth largest oil company in Latin America. The company is also involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol owns the main refineries in Colombia and most of its network of oil and multipurpose pipelines, and has increased significantly its share in the biofuels business

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and those relating to the growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the company’s business plan. Such forward-looking statements depend on market conditions, regulations, competitive pressures, performance of the Colombia economy and the industry, among other factors, therefore, they are subject to change without prior notice.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co     www.ecopetrol.com.co

PRESS RELEASE

For more information, please contact:

Investor Relations
Claudia Trujillo
Telephone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Telephone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 24, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer